

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2022

Ryan Hershberger
President
Ford Credit Auto Lease Two LLC
One American Road
Dearborn, Michigan 48126

> **Re: Ford Credit Auto Lease Two LLC**
> **CAB West LLC**
> **CAB East LLC**
> **Registration Statement on Form SF-3**
> **Filed June 8, 2022**
> **File Nos. 333-265473, 333-265473-01 and 333-265473-02**

Dear Mr. Hershberger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Meeks at 202-551-7146 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance